SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and
amendments thereto filed pursuant to Rule 13d-2

(Amendment No. 1)

HORIZON LINES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

      44044K101
(CUSIP Number)

                        July 3, 2012
(Date of Event Which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44044K101	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Beach Point SCF I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,495,810
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,495,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,495,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.66%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 44044K101	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Beach Point Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,495,810 (see Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,495,810 (see Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,495,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.66%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 44044K101	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON BPC Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,050,042
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,050,042
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,042
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.27%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 44044K101	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON BPC Opportunities Fund GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,050,042 (see Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,050,042 (see Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,042
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.27%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 44044K101	13G	Page 6 of 11 Pages

ITEM 1.

(a)           Name of Issuer:  Horizon Lines, Inc. (“Horizon”)

(b)           Address of Issuer’s Principal Executive Offices:

4064 Colony Road, Suite 200
Charlotte, North Carolina 28211

ITEM 2.

(a)	Name of Person Filing:

Beach Point SCF I LP (“Beach Point SCF”)
Beach Point Advisors LLC (“Beach Point Advisors”)
BPC Opportunities Fund LP (“Beach Point Opportunities”)
BPC Opportunities Fund GP LP (“Beach Point GP”)

(b)           Address of Principal Business Office:

c/o Beach Point Capital Management LP
1620 26th Street, Suite 6000
Santa Monica, California
90404

(c)           Citizenship:

Beach Point SCF	Delaware
Beach Point Advisors	Delaware
Beach Point Opportunities	Delaware
Beach Point GP	Delaware

(d)           Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

(e)           CUSIP Number:  44044K101

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 44044K101	13G	Page 7 of 11 Pages

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

1,495,810  by each of Beach Point SCF and Beach Point Advisors (see Note 1)
1,050,042 by each of Beach Point Opportunities and Beach Point GP (see Note 1)

(b)   Percent of class:

4.66% by each of Beach Point SCF and Beach Point Advisors
3.27% by each of Beach Point Opportunities and Beach Point GP

The percent of class is based on 32,082,256 shares of Common Stock outstanding as of July 3, 2012, based on information provided by Horizon.

The Common Stock reported as beneficially owned by Beach Point SCF and Beach Point Opportunities (collectively, the “Funds”) in this Schedule 13G includes shares of Common Stock held by the Funds.

(c)   Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

1,495,810  by each of Beach Point SCF and Beach Point Advisors (see Note 1)
1,050,042 by each of Beach Point Opportunities and Beach Point  GP (see Note 1)

(iii)	Sole power to dispose or to direct the disposition of:

                                                0

(iv)	Shared power to dispose or to direct the disposition of:

1,495,810 by each of Beach Point SCF and Beach Point Advisors (see Note 1)

CUSIP No. 44044K101	13G	Page 8 of 11 Pages

 1,050,042  by each of Beach Point Opportunities and Beach Point GP (see Note 1)

** Note 1 * *
Beach Point Advisors is the sole general partner of Beach Point SCF.  As a result, Beach Point Advisors may be deemed to share beneficial ownership of the shares of Common Stock of  Horizon held by Beach Point SCF.  Beach Point Advisors disclaims beneficial ownership of such securities.

Beach Point GP is the sole general partner of Beach Point Opportunities.  As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of  Horizon held by Beach Point Opportunities.  Beach Point GP disclaims beneficial ownership of such securities.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 44044K101	13G	Page 9 of 11 Pages

ITEM 10.               Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44044K101	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 2012

BEACH POINT SCF I LP

By:	Beach Point Advisors LLC, its general partner

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BEACH POINT ADVISORS LLC

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BPC OPPORTUNITIES FUND LP

By:	BPC Opportunities Fund GP LP, its general partner

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BPC OPPORTUNITIES FUND GP LP

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

CUSIP No. 44044K101	13G	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit I   -   Joint Filing Agreement (as previously filed)